SECl 05037747 SSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-49302

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LANDOAK SECURITIES, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10267 KINGSTON PIKE
(No. and Street)

| KNOXVILLE | TN | 37922 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK MARTIN (865) 531-0000
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BIBLE HARRIS SMITH, P.C.
(Name - if individual, state last, first, middle name)

| 507 WEST CLINCH AVENUE | KNOXVILLE | TN | 37902 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC RECEIVED FEB 28 2005 WASH. D.C. 185 MAIL PROCESSING SECTION

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, PATRICK MARTIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LANDOAK SECURITIES, L.L.C., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF MANAGER
Title

MELINDA L. ANDERSON NOTARY PUBLIC AT LARGE KNOX COUNTY, TN

Notary Public MY COMMISSION EXPIRES: May 7, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidati[illegible]
- ☒ (l) An Oath o[illegible] [illegible]mation.
- ☐ (m) A copy of [illegible] Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# LANDOAK SECURITIES, L.L.C.

## FINANCIAL STATEMENTS

## DECEMBER 31, 2004

# LANDOAK SECURITIES, L.L.C.
## YEARS ENDED DECEMBER 31, 2004 AND 2003

## CONTENTS

# Bible Harris Smith, P.C.

*Certified Public Accountants and Business Advisors Since 1949*

507 West Clinch Avenue
Knoxville, TN 37902-2104
Phone: 865-546-2300
Fax: 865-525-7454
E-mail *name*@BHSpc.com

Member of the AICPA Peer Review Program
Member of the Tennessee Society of Certified Public Accountants

## INDEPENDENT AUDITOR'S REPORT

To The Members
LandOak Securities, L.L.C.
Knoxville, Tennessee

We have audited the accompanying statements of financial condition of LandOak Securities, L.L.C., as of December 31, 2004 and 2003, and the related statements of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LandOak Securities, L.L.C., at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bible Harris Smith, P.C.

Bible Harris Smith, P.C.

Knoxville, Tennessee
January 19, 2005

LANDOAK SECURITIES, L.L.C.
STATEMENTS OF FINANCIAL CONDITION

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash | $ 34,371 | $ 13,581 |
| Commissions Receivable | 10,480 | 37,667 |
| Reimbursements Receivable | 750 | - |
| Total Current Assets | 45,601 | 51,248 |
| Long Term Investments - Stock and Warrants | 13,830 | 18,625 |
| TOTAL ASSETS | $ 59,431 | $ 69,873 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| LIABILITIES | | |
| Accounts Payable | $ 2,000 | $ 2,000 |
| Commissions Payable | 8,384 | 29,410 |
| Accrued Liabilities | 5,750 | 250 |
| Total Current Liabilities | 16,134 | 31,660 |
| MEMBERS' EQUITY | 43,297 | 38,213 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 59,431 | $ 69,873 |

The accompanying notes are an integral part of these financial statements.

LANDOAK SECURITIES, L.L.C.
STATEMENTS OF INCOME

| | Year Ended December 31, 2004 | 2003 |
|---|---|---|
| REVENUE | | |
| Fees from Advisory Services | $ 157,395 | $ 141,366 |
| Mutual Fund Commissions | 34,748 | 41,577 |
| Rep Fees | 10,750 | - |
| Variable Insurance and Annuities Commissions | 32,055 | 86,099 |
| Private Placements | 347,450 | - |
| Interest Income | 20 | 15 |
| TOTAL REVENUES | 582,418 | 269,057 |
| OPERATING EXPENSES | | |
| Commissions | 539,473 | 208,210 |
| Office Supplies and Postage | 282 | 1,579 |
| Other Operating Expenses | 37,579 | 66,380 |
| TOTAL OPERATING EXPENSES | 577,334 | 276,169 |
| NET INCOME (LOSS) | $ 5,084 | $ (7,112) |

The accompanying notes are an integral part of these financial statements.

LANDOAK SECURITIES, L.L.C.
STATEMENTS OF CHANGES IN MEMBERS' EQUITY

| | | |
|---|---|---|
| BALANCE - DECEMBER 31, 2002 | $ | 45,325 |
| NET INCOME (LOSS) - 2003 | | (7,112) |
| BALANCE - DECEMBER 31, 2003 | | 38,213 |
| NET INCOME (LOSS) - 2004 | | 5,084 |
| BALANCE - DECEMBER 31, 2004 | $ | 43,297 |

The accompanying notes are an integral part of these financial statements.

LANDOAK SECURITIES, L.L.C.
STATEMENTS OF CASH FLOWS

| | Year Ended December 31, 2004 | 2003 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net Income (Loss) | $ 5,084 | $ (7,112) |
| Adjustments to Reconcile Net Income (Loss) to Net Cash Provided By (Used In) Operating Activities: | | |
| Net Loss on Investments | 4,795 | 5,225 |
| (Increase) Decrease in Assets | | |
| Commissions Receivable | 27,187 | 5,860 |
| Reimbursements Receivable | (750) | 2,577 |
| Increase (Decrease) in Liabilities | | |
| Commissions Payable | (21,026) | (5,412) |
| Accrued Liabilities | 5,500 | (10,250) |
| NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES | 20,790 | (9,112) |
| CASH - BEGINNING OF YEAR | 13,581 | 22,693 |
| CASH - END OF YEAR | $ 34,371 | $ 13,581 |
| STATE INCOME TAXES PAID | $ - | $ - |

The accompanying notes are an integral part of these financial statements.

Note 1 - Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of these financial statements. These policies conform to accounting principles generally accepted in the United States of America applicable to brokers and dealers in securities, and have been applied on a consistent basis.

Nature of Activities - LandOak Securities, L.L.C., was organized on April 15, 1997, under the laws of the State of Tennessee. LandOak Securities, L.L.C., is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is also registered as an investment advisory firm with the State of Tennessee. LandOak Securities, L.L.C., sells various investments to its clients who are located in various states throughout the southeastern region of the United States.

LandOak Securities, L.L.C., is board-managed and, in accordance with the operating agreement, will continue to operate until December 31, 2045, unless earlier termination is elected.

At December 31, 2004 and 2003, two members owned 75% and 25% interest, respectively.

Basis of Presentation - The financial statements are prepared using the accrual method of accounting and accounting practices applicable to brokers and dealers in securities.

Income Taxes - The Company is not a taxpaying entity for federal income tax purposes, and no income tax expense has been recorded in the statements. Income of the Company is taxed to the members and included in their individual returns. Tennessee state income tax applicability is limited to investment income as its earnings from operations are subject to self-employment tax by its members. State tax is minimal.

Cash and Cash Equivalents - For purposes of reporting cash flows, the Company considers money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Investments – The Company's investments consist of equity securities that have a readily determinable fair market value of $3,780. Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determinations at each year end.

Since the Company may sell these securities in the near term, they are classified as trading securities and accordingly, are carried at fair value, with unrealized gains and losses reported as a component of current year earnings. During the years ended December 31, 2004 and 2003, an unrealized gain (loss) of $230 and $(200), respectively, was recorded in other operating expenses.

Warrants expired during 2004 and 2003 with an exercise price in excess of market price. A loss of $5,025 per year is reflected in the financial statement representing 25% of the original cost. The remaining warrants expire in June 2005 through June 2006 at the rate of 25% per year. At year end, the exercise price of remaining warrants exceeded the market.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

## Note 2 - Subordinated Liabilities

At December 31, 2004 and 2003, there were no liabilities which were subordinated to claims of general creditors.

## Note 3 - Related Party Transactions

In the ordinary course of business, the Company engages in transactions with its members and businesses controlled by them.

During 2004 and 2003, commissions of approximately $533,000 and $155,500, respectively, were earned by the Company's members of which approximately $29,400 were accrued at December 31, 2003.

During 2003, overhead costs of $29,000 were paid to an affiliated entity for personnel services and occupancy costs.

## Note 4 - Net Capital Requirements

The Company is subject to the Uniform Net Capital requirement of the Securities and Exchange Commission under rule 15c3-1, which requires a minimum net capital of the greater of $5,000 or 6 2/3 % of aggregate indebtedness, both terms as defined by the rule. The minimum net capital requirement may restrict the payment of dividends. At December 31, 2004 and 2003, the Company's net capital amounted to $28,586 and $18,542, and exceeded the capital requirement by $23,586 and $13,542, respectively.

The Company's net capital ratio (ratio of aggregate indebtedness to net capital) may not exceed 8 to 1. The actual net capital ratio at December 31, 2004 and 2003, respectively, were .56 to 1 and 1.7 to 1.

The computation of aggregate indebtedness does not include an estimate of the amount, if any, which may be payable under the contingency discussed in Note 5.

## Note 5 - Contingency

The Company and certain of its members have been named in civil actions involving securities claims. The claims resulted from losses sustained by investors due to the actions of an unrelated third party. The Company has denied liability and has indicated that it intends to vigorously defend the litigation. Outside counsel for the Company has advised that the defenses identified have a reasonable possibility of success. During 2003, substantially all claims were settled by the members of LandOak Securities, LLC personally without admitting liability. Claims made and unsettled at December 31, 2004 total approximately $1,600,000 in actual and punitive damages.

Under NASD guidelines, a contingent liability should, at times, be included in the computation of aggregate indebtedness. As of the release of these financial statements, no definitive determination has been made as to whether this contingent liability is required to be included in aggregate indebtedness and, if so, the amount to include. Accordingly, no adjustment to aggregate indebtedness in Note 4 or in the supplementary information has been made. Penalties in accordance with the NASD Sanction Guidelines for Net Capital Violations range from $1,000 to expulsion of the firm. NASD is currently investigating whether the Company met all reporting requirements related to claims by investors and litigation related to affiliates.

These financial statements have been prepared in conformity with principles of accounting applicable to a going concern. The ability of the Company to continue operations is dependent upon the ultimate settlement of the lawsuits and the discretion of the Company's regulators.

# SUPPLEMENTARY INFORMATION

# LANDOAK SECURITIES, L.L.C.
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION

| | 2004 | 2003 |
|---|---|---|
| Total Members' Equity | | |
| (From Statement of Financial Condition) | $ 43,297 | $ 38,213 |
| Adjustments: | | |
| Nonallowable Assets and Adjustments | | |
| Commissions Receivable | - | (904) |
| Reimbursements Receivable | (750) | - |
| Brokerage Account | (131) | (142) |
| Other Securities | (13,830) | (18,625) |
| NET CAPITAL | $ 28,586 | $ 18,542 |
| AGGREGATE INDEBTEDNESS | * $ 16,134 | * $ 31,660 |
| Minimum Net Capital Required (Greater of $ 5,000 or 6 2/3% of Aggregate Indebtedness) | * $ 5,000 | * $ 5,000 |
| Excess Net Capital | * $ 23,583 | * $ 13,542 |
| Excess Net Capital at 1000% | * $ 26,973 | * $ 15,376 |
| Ratio of Aggregate Indebtedness to Net Capital | * .56 to 1 | * 1.7 to 1 |

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5):

| | | |
|---|---|---|
| Net Capital, as reported in unaudited Part IIa of the FOCUS report | $ 23,586 | $ 12,791 |
| Audit adjustment to reduce liabilities | - | 751 |
| Net Capital | $ 23,586 | $ 13,542 |

*See Notes 4 and 5

The Company claims exemption from rule 15c3-3, based upon section (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained.

**Bible Harris Smith, P.C.**

*Certified Public Accountants and Business Advisors Since 1949*

507 West Clinch Avenue
Knoxville, TN 37902-2104
Phone: 865-546-2300
Fax: 865-525-7454
E-mail *name*@BHSpc.com

Member of the AICPA Peer Review Program
Member of the Tennessee Society of Certified Public Accountants

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To The Members
LandOak Securities, L.L.C.
Knoxville, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of LandOak Securities, L.L.C., (the Company) for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce, to a relatively low level, the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above that NASD is not aware of in its current investigation.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the SEC, NASD, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Bible Harris Smith, P.C.

Bible Harris Smith, P.C.

Knoxville, Tennessee
January 19, 2005